Exhibit 99.1

Israel-Based Clearmind Medicine Successfully Completes Production of CMND-100 Drug Candidate for Clinical Trial

Tel Aviv, Israel / Vancouver, Canada, Jan. 10, 2023 (GLOBE NEWSWIRE) — Clearmind Medicine Inc. (Nasdaq: CMND) (CSE: CMND) (FSE: CWY) (“Clearmind” or the “company”), a biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major undertreated health problems, announced that it has successfully manufactured batches of its drug candidate, MEAI-based molecule CMND-100, for use in its first in-human clinical trial.

The trial will evaluate the psychedelic-derived drug candidate for the treatment of Alcohol Use Disorder (AUD).

“Having our drug candidate ready to be tested is a major milestone toward our first in-human clinical trial,” said Dr. Adi Zuloff-Shani, Clearmind’s Chief Executive Officer. “Our pre-clinical positive results indicated the potential of our unique treatment for AUD. We continue to execute the final steps necessary in order to commence our clinical program.”

The drug candidate was produced under GMP (Good Manufacturing Process) conditions to comply with FDA requirements.

About Clearmind Medicine Inc.

Clearmind is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of seven patent families. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND”, the Canadian Securities Exchange under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY”.

For further information, please contact:

Investor Relations,
Email: invest@clearmindmedicine.com
Telephone: (604) 260-1566
General Inquiries,
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

FORWARD-LOOKING STATEMENTS:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses clinical batches production of its novel psychedelic-derived drug candidate, the Company’s upcoming FIH clinical trial, and any future correspondence with the FDA. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s final prospectus (registration No. 333-265900) filed with the SEC on November 16, 2022. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.